SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.






                                   FORM U-6B-2






                           CERTIFICATE OF NOTIFICATION




     Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.





             Certificate is filed by Indiana Michigan Power Company.






     This Certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

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1.       Type of security or securities:

         A.       6% Senior Notes, Series D, Due 2032
         B.       6.375% Senior Notes, Series E, Due 2012

2.       Issue, renewal or guaranty:

                  Issuance

3.       Principal amount of each security:

         A.       $150,000,000
         B.       $100,000,000

4.       Rate of interest per annum of each security:

         A.       6%
         B.       6.375%

5.       Date of issue, renewal or guaranty of each security:

                  November 22, 2002

6.       If renewal of security, give date of original issue:

                  Not applicable

7.       Date of maturity of each security:

         A.       December 31, 2032
         B.       November 1, 2012

8.      Name of persons to whom each security was issued, renewed or guaranteed:

                  CEDE & Co., a nominee of The Depository Trust Company

9.       Collateral given with each security:

                  None

10.      Consideration received for each security:

         A.       $145,275,000
         B.       $ 99,231,000

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11.      Application of proceeds of each security:

          The net proceeds from the sale of the securities were used to redeem or re-purchase certain of its outstanding debt, to fund its construction program and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

          (a)       the  provisions  contained in the first  sentence of Section
                    6(b).

          (b)       the provisions  contained in the fourth  sentence of Section
                    6(b).

          (c)       the provisions contained in any rule of the Commission other
                    than Rule U-48.               X

13.       If the  security or  securities  were exempt  from the  provisions  of
          Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

                  Not applicable

14.       If the  security  or  securities  are exempt  from the  provisions  of
          Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

                  Not applicable

15.       If the  security  or  securities  are exempt  from the  provisions  of
          Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                    Rule 52 relating to issuance of indebtedness by public utility subsidiaries of registered holding companies


                                            INDIANA MICHIGAN POWER COMPANY



                                            /s/ Thomas G. Berkemeyer
                                              Assistant Secretary

Dated:   December 5, 2002